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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                                  AVTEAM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)




                      Class A Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)




                                   054527 20 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)
















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                              CUSIP No. 054527 20 5

(1)      Names of Reporting Persons           Leon Sragowicz
                                     ------------------------------------------

         S.S. or I.R.S. Identification Nos. of Above Persons
                                                            --------------------

(2)      Check the Appropriate Box if a Member of a Group

         (See Instructions)  (a)  [ ]        (b)  [ ]

(3)      SEC Use Only
                      ----------------------------------------------------------

(4)      Citizenship or Place of Organization           U.S.A.
                                              ----------------------------------


            Number of         (5)    Sole Voting Power             -0-
            Shares                                    -------------------------
            Beneficially
            Owned by          (6)    Shared Voting Power           -0-
            Each Reporting                              -----------------------
            Person
            With              (7)    Sole Dispositive Power        -0-
                                                           --------------------

                              (8)    Shared Dispositive Power      -0-
                                                             ------------------

(9)      Aggregate Amount Beneficially Owned by Each Reporting
           Person                        -0- shares
                 ---------------------------------------------------------------

(10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
         Instructions)   [ ]

(11)     Percent of Class Represented by Amount in Row (9)         -0-(1)
                                                          ----------------------


(12)     Type of Reporting Person (See Instructions)             IN
                                                    ----------------------------

ITEM 1(a).      Name of Issuer:

                      AVTEAM, INC.

ITEM 1(b).      Address of Issuer's Principal Executive Offices:

                      3230 Executive Way
                      Miramar, Florida 33025

ITEM 2(a).    Name of Person Filing:

                      Leon Sragowicz




---------------------------

1 On May 6, 1998, Mr. Sragowicz disposed of all shares of Common Stock which he previously held of Avteam, Inc.





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ITEM 2(b).      Address of Principal Business Office:

                      3230 Executive Way
                      Miramar, Florida 33025

ITEM 2(c).      Citizenship:  U.S.A.

ITEM 2(d).      Title of Class of Securities:

                      Class A Common Stock, $.01 Par Value

ITEM 2(e).      CUSIP Number:

                      054527 20 5

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), identify the status of the person filing.

                      Not applicable.

ITEM 4          Ownership.

                (a)    Amount Beneficially Owned:                 -0-
                                                           ----------------

                (b)    Percent of Class:                          -0-(1)
                           direct the vote                 ----------------

                (c)    Number of shares as to which such person has:

                (i)      sole power to vote or to                 -0-
                           direct the vote                 ----------------


                (ii)     shared power to vote or to               -0-
                           direct the vote                 ----------------

                (iii)    sole power to dispose or to              -0-
                           direct the disposition of       ----------------

                (iv)     shared power to dispose or to
                           direct the disposition of              -0-
                                                           ----------------

ITEM 5.         Ownership of Five Percent or Less of a Class.

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
                securities, check the following.   [X]

----------------

1 On May 6, 1998, Mr. Sragowicz disposed of all shares of Common Stock which he previously held of Avteam, Inc.



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ITEM 6.         Ownership of More than Five Percent on Behalf of Another Person.

                Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                Not applicable.

ITEM 8.         Identification and Classification of Members of the Group.

                Not applicable.

ITEM 9.         Notice of Dissolution of Group.

                Not applicable.

ITEM 10.        Certification.

                Not applicable.


















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                                    SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






May 6, 1998                                         /s/ Leon Sragowicz
                                                    ---------------------------
                                                    Leon Sragowicz

































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